Goldman, Sachs & Co.
200 West Street
New York, New York 10282

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

April 11, 2014

Re:          Moelis & Company

Registration Statement on Form S-1

Registration File No. 333-194306

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 2754 copies of the Preliminary Prospectus issued April 4, 2014 through the date hereof to underwriters, dealers, institutions and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Moelis & Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4 p.m. Eastern Standard Time on April 15, 2014, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves
and the several Underwriters

Goldman, Sachs & Co.

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

Morgan Stanley & Co. LLC

By:	/s/ Katerina Pergola
	Name:	Katerina Pergola
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Letter]